Exhibit 99.1

FOR IMMEDIATE RELEASE

MMA.INC Launches Gear and Apparel Revenue Platform in Partnership with Zebra Athletics

Highlights

●	MMA.INC partners with world-class manufacturer Zebra Athletics to power its rapidly expanding martial arts participation ecosystem

●	Launches a new gear, equipment and apparel revenue vertical for MMA.INC, expanding monetization tied to participation growth

●	Capital-light structure enables scalable merchandise revenue without manufacturing overhead

●	Oceania launch with global rollout planned across MMA.INC’s international footprint

●	Global MMA equipment market estimated at ~$1.5B and expanding as martial arts participation continues to surge worldwide

New York, NY – MARCH 17, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry, today announced a strategic partnership with Zebra Athletics to supply co-branded martial arts equipment, gear and apparel across the Company’s rapidly expanding participation ecosystem.

Under the agreement, Zebra Athletics will supply premium training equipment, gear and apparel for MMA.INC’s TrainAlta programs. The partnership will enhance the training experience for participants while creating new gear and merchandise revenue opportunities for the Company.

The partnership represents the first step in building a new gear, equipment and apparel vertical for MMA.INC, expanding the Company’s participation-driven revenue model beyond digital platforms and academy infrastructure.

Importantly, the partnership has been structured as a capital efficient model, leveraging Zebra’s established supply chain capabilities while enabling MMA.INC to scale product offerings across its growing network of participants, gyms and academy partners.

“Providing world-class training environments is essential as participation in martial arts continues to expand globally,” said Nick Langton, Founder & CEO of MMA.INC.

“This partnership with Zebra allows us to deliver premium equipment to our members while opening a new revenue adjacency in gear and apparel through a highly capital efficient structure.”

For more than 25 years, Zebra Athletics has been recognized globally for delivering high-performance martial arts training equipment and flooring solutions used by gyms, dojos and competition venues around the world.

Since launching in 2018, Zebra Australia has rapidly established itself as a trusted provider across the region’s combat sports community and is endorsed by prominent athletes including former UFC Middleweight Champion Robert Whittaker.

The partnership launches initially across Oceania, where both organizations have strong operational presence, with plans to expand globally as MMA.INC continues building the infrastructure powering the martial arts participation economy.

“As participation continues to grow worldwide, demand for high-quality training equipment grows alongside it,” Langton added. “This partnership positions MMA.INC to meet that demand while strengthening the experience for both participants and academy owners.”

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 75,000+ active students, 18,000 published gyms and 800 verified gyms across 16 countries across its various assets, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders:

-	A Global Platform: With over 800 verified gyms, 75,000+ active students already training across 16 countries, MMA.INC connects local gyms with global communities in a single, connected network of value.
-	Get Paid to Train: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged on chain and can be redeemed for real rewards.
-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

About Zebra Athletics

For more than 25 years, Zebra Athletics has stood at the forefront of the global fitness and martial arts industry, delivering premium flooring and training solutions to gyms, dojos, yoga studios, and home training spaces worldwide. As the pioneer behind the first high-quality, purpose-built mat systems for all martial arts disciplines, Zebra continues to set the standard for performance, safety, and innovation.

Since its launch in 2018, Zebra Australia has rapidly become a trusted leader in the local market. The brand is proudly endorsed by some of the country’s most respected athletes, including former UFC Middleweight Champion Robert Whittaker, UFC fighter Jacob Malkoun, and ONE Championship standout Isi Fitikefu. Zebra Australia is also a committed partner to many of the region’s elite MMA and Brazilian Jiu-Jitsu organisations. Our mats and equipment support top-tier gyms and major competitions across Australia and New Zealand, including Subversion Jiu Jitsu and ADCC Australia, as well as an expanding network of high-performance facilities throughout New Zealand’s growing combat sports community.

With a legacy of excellence and a dedication to supporting athletes and training communities at every level, Zebra Athletics remains the trusted choice for those who demand the very best.

For more information, visit www.zebraathletics.com.au

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc